  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at July 25, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 25, 2007

Print the name and title of the signing officer under his signature.

------------------

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
INFILL DRILLING INTERSECTS HIGHEST GRADES TO DATE - 16.0 METRES AT 27% ZINC
NEW ZONE NORTH OF SAN RAPHAEL FAULT EXPANDS FURTHER

July 25, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN) ("Farallon" or the "Company"), is pleased to provide a further update of core drilling on the G-9 deposit at the Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The latest results are a combination of infill drilling in the high grade Southeast zone and step-out drilling in the new zone north of the San Raphael fault.

Infill drilling adjacent to the original discovery hole at G-9 - hole 420, which assayed 14.20% zinc and 1.76% copper - has intersected the highest grades encountered on the property to date. New hole 636 has intersected 16.0 metres of 27.5% zinc and 2.71% copper. At the same time, additional high grade mineralization has been intersected in the new zone north of the San Raphael fault, further expanding this zone.

The latest results are from 21 new holes, 16 are infill holes in the Southeast zone and five are step-out holes in the zone north of the San Raphael fault. All are in the G-9 deposit. Assays are pending from a further ten infill holes that will be released when received. Results from the new holes are included in the Table of Assay Results - G-9 Deposit and hole locations are shown on the G-9 Drill Hole Location Map, both of which are attached.

Highlights from the new results are tabulated below:

Drill Hole Number	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
620	570.68	574.90	4.22	4.16	13.8	7.69	1025	1.28	1.74	12.21
623	568.40	577.12	8.72	8.03	28.6	2.58	165	1.37	1.01	11.40
628	331.40	350.70	19.30	19.30	63.3	11.38	615	1.38	3.79	11.97
636	371.80	389.80	18.00	16.04	59.1	2.80	231	2.71	0.72	27.52

These new results substantiate both the grade and tonnage potential of the high grade Southeast starter zone and add to the tonnage potential of the new zone north of the San Raphael fault. Holes 633 and 636 are approximately 25 metres from hole 420, adding to the grade and tonnage in the area where initial mining is planned to commence. Holes 620 and 623 are step-outs to the southeast from holes 607, 608 and 615 that were announced previously (News Release dated May 28, 2007). The massive sulphide horizon intersected in Holes 620 and 623 is the same as that intersected in other holes north of the San Raphael fault. The results show there is excellent potential for additional discoveries of G-9 type mineralization north of the San Raphael fault.

Dick Whittington said: "We are pleased by the ongoing results from our infill drilling program. The intersection in Hole 636 is spectacular, further enhancing the Southeast zone and improving the resource status of the G-9 deposit. Infill holes will continue to be the highest priority of our ongoing drilling program, and we will continue to explore north of the San Raphael fault as time permits. This will enable the Company to advance its activities towards the target date for production to commence at G-9 by July 2008."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

For further details on Farallon Resources Ltd. and its Campo Morado property and photographs of the decline development work, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

                                                                   TABLE OF ASSAY RESULTS - G-9 DEPOSIT (JULY 25, 2007)

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
305		298.80	303.30	4.50	4.50	3.30	210	1.22	0.79	4.73
307		327.40	335.15	7.75	7.00	0.56	65	1.53	0.52	5.20
308		326.43	327.31	0.88	0.80	0.18	35	4.38	0.03	0.21
348		260.75	262.12	1.37	1.37	2.93	489	2.61	1.60	2.02
348		275.75	277.15	1.40	1.40	1.67	34	0.69	0.06	8.13
348		285.50	287.35	1.85	1.80	0.28	21	0.73	0.14	3.69
368		284.00	285.00	1.00	1.00	3.05	757	0.59	0.61	0.47
370		132.14	133.70	1.56	1.00	0.61	57	1.61	0.88	1.66
370		248.50	250.50	2.00	1.30	0.25	46	0.37	0.77	3.59
370		484.20	484.90	0.70	0.40	0.05	22	6.73	0.00	5.03
370		512.80	515.30	2.50	1.60	0.19	7	0.89	0.02	4.08
370		517.00	518.00	1.00	0.60	0.17	9	0.99	0.02	5.28
374		375.00	375.40	0.40	0.40	0.13	12	4.20	0.03	0.59
374		391.60	392.05	0.45	0.45	0.77	298	1.76	6.08	8.76
420		377.43	392.29	14.86	13.96	1.06	67	1.76	0.69	14.16
420	Incl.	377.43	387.43	10.00	9.40	1.41	91	1.96	0.97	17.91
436		472.05	476.05	4.00	3.80	1.29	62	0.37	0.74	4.91
436		524.70	525.75	1.05	1.00	1.42	184	1.46	0.58	1.17
458		369.00	372.00	3.00	3.00	0.56	39	2.56	0.02	3.43
464		348.20	372.00	23.80	23.50	3.54	195	0.89	0.72	12.16
464	Incl.	348.20	367.20	19.00	18.80	4.26	232	0.91	0.86	13.89
464	Incl.	360.20	367.20	7.00	6.90	4.58	308	0.98	1.03	22.19
467		303.15	306.93	3.78	3.74	3.76	259	0.57	1.60	4.02
467		317.25	335.05	17.80	16.40	6.56	545	1.38	3.85	6.69
467	Incl.	317.25	323.75	6.50	6.00	6.96	370	2.22	1.47	11.10
467	Incl.	328.05	333.05	5.00	4.60	8.47	970	1.30	10.44	5.44
468		491.00	502.20	11.20	10.00	1.48	73	0.42	0.52	5.26
468	Incl.	491.00	497.00	6.00	5.40	1.76	80	0.35	0.56	6.46
474		433.30	451.12	17.82	17.70	3.19	242	1.51	1.28	2.22
474	Incl.	434.30	440.30	6.00	6.00	2.81	231	2.55	2.03	5.30
474		460.12	464.90	4.78	4.78	13.60	834	0.41	3.66	4.30
479		423.20	445.20	22.00	21.60	1.60	98	0.54	0.78	6.83
479	Incl.	423.20	435.00	11.80	11.60	2.25	139	0.60	0.94	8.34
481		459.40	494.60	35.20	34.90	2.16	253	2.96	1.82	8.38
481		503.00	522.50	19.50	19.30	2.72	209	1.45	1.05	14.74
481	Incl.	508.40	514.00	5.60	5.50	4.46	370	1.90	0.92	25.90
481	Incl.	508.40	512.00	3.60	3.60	4.72	451	1.82	1.11	32.10
483		482.40	495.50	13.10	13.00	5.06	191	1.36	0.55	10.60
484		353.05	356.30	3.25	3.00	0.63	129	2.28	0.91	13.24
484		399.94	406.94	7.00	6.50	3.79	255	0.54	2.37	2.90
485		343.85	352.10	8.25	7.90	4.76	370	2.14	1.42	5.51
485	Incl.	343.85	348.85	5.00	4.80	5.17	437	3.16	1.68	7.22
485		407.00	409.00	2.00	1.90	0.41	26	1.46	0.31	4.31
486		504.05	509.45	5.40	5.30	2.40	115	1.67	0.79	9.81
486		526.45	529.65	3.20	3.10	2.87	171	1.32	1.43	6.10
486		535.80	545.00	9.20	9.00	4.15	162	1.61	1.07	10.20
486		549.30	576.50	27.20	26.50	16.02	609	0.90	1.01	5.22
486	Incl.	551.30	559.30	8.00	7.80	45.89	1555	0.29	1.34	2.46
486	Incl.	555.30	558.30	3.00	2.90	66.80	2233	0.25	1.50	2.03
486		592.35	593.75	1.40	1.40	1.14	96	1.15	0.44	4.92
488		429.00	449.70	20.70	19.00	1.00	87	0.86	0.98	6.08
488	Incl.	429.00	445.70	16.70	15.30	1.09	97	0.94	1.14	6.44
488	Incl.	429.00	441.70	12.70	11.70	1.25	115	1.03	1.40	6.88
490		425.60	435.25	9.65	9.20	1.68	214	2.45	1.91	11.81
490	Incl.	426.30	430.40	4.10	3.90	2.69	426	4.41	3.95	19.36
495		269.25	271.30	2.05	1.80	0.42	23	0.56	0.05	6.84
496		518.40	531.40	13.00	12.50	2.36	119	0.73	0.90	3.56
496		557.40	561.17	3.77	3.20	2.74	109	0.68	0.87	3.92
498		429.15	445.90	16.75	14.50	1.97	190	1.93	2.93	21.27
498	Incl.	429.15	436.90	7.75	6.70	2.28	262	2.32	3.95	20.32
498		468.90	473.30	4.40	3.80	15.99	682	0.33	3.42	5.73
500		486.50	489.50	3.00	3.00	0.15	18	1.86	0.02	7.94
503		540.00	544.00	4.00	3.90	2.41	136	1.11	0.54	1.21
503		555.00	559.60	4.60	4.50	0.43	18	1.32	0.04	9.16
509		506.70	515.70	9.00	9.00	1.01	62	0.38	0.35	5.58
509		538.25	551.82	13.57	13.57	3.26	205	1.14	0.97	6.88
509	Incl.	545.13	551.82	6.69	6.69	3.01	158	1.21	1.05	9.33
510		559.00	568.00	9.00	8.80	4.87	269	0.72	4.54	10.94
510	Incl.	559.00	563.00	4.00	3.90	4.25	285	0.81	6.64	15.66
510		573.90	585.90	12.00	11.70	11.10	639	0.82	1.95	7.64
510	Incl.	582.00	585.00	3.00	2.90	34.95	1930	0.70	2.86	5.78
510	Incl.	583.00	585.00	2.00	2.00	45.70	2653	0.62	2.90	6.25
511		558.50	560.10	1.60	1.60	1.36	130	1.18	0.95	9.31
512		593.95	596.10	2.15	2.10	2.30	166	2.28	1.26	12.88
517		498.50	508.00	9.50	8.20	1.17	114	1.39	1.16	10.27
517		503.85	508.00	4.15	3.60	0.69	102	2.07	0.43	15.11
517		582.00	589.00	7.00	6.10	4.82	153	0.50	1.75	2.73
519		491.10	494.07	2.97	2.60	0.73	21	1.03	0.02	6.54
522		488.00	492.80	4.80	4.20	3.01	160	1.46	0.91	13.70
525		517.10	521.10	4.00	3.10	0.63	73	1.77	0.21	1.36
527		525.29	542.25	16.96	16.80	4.17	227	0.46	1.70	5.81
527	Incl.	529.29	536.20	6.91	6.80	5.60	309	0.68	2.16	6.06
527		546.20	550.20	4.00	4.00	0.27	40	2.71	0.04	3.33
531		531.33	558.96	27.63	26.70	2.30	194	1.26	1.21	6.92
531	Incl.	533.33	536.00	2.67	2.60	4.75	311	0.61	3.11	10.70
531	Incl.	550.06	557.06	7.00	6.80	2.61	194	2.57	1.01	8.00
532		379.20	381.00	1.80	1.70	0.12	115	4.96	0.09	0.90
534		417.30	421.80	4.50	3.90	2.61	205	1.37	1.12	4.97
535		531.70	534.50	2.80	1.80	4.19	210	0.75	1.13	3.01
536		585.85	594.85	9.00	9.00	1.95	110	0.42	1.01	3.82
536	Incl.	590.85	594.85	4.00	0.80	0.80	56	0.60	0.89	6.71
541		577.00	584.00	7.00	5.90	1.14	106	0.44	0.77	6.94
541	Incl.	580.00	583.00	3.00	3.00	0.60	69	0.51	0.58	9.66
544		538.40	547.15	8.75	8.75	3.27	202	0.61	0.87	3.28
544	Incl.	538.40	541.40	3.00	3.00	4.05	243	0.44	1.41	6.09
546		541.15	546.00	4.85	4.85	7.14	306	0.38	1.86	6.62
546	Incl.	543.15	545.15	2.00	2.00	7.58	313	0.45	2.55	13.28
554		485.60	487.90	2.30	2.30	0.13	39	1.14	0.52	12.64
555		533.88	572.50	38.62	38.62	1.90	138	0.50	0.83	3.55
555	Incl.	533.88	550.50	16.62	16.62	2.96	213	0.38	1.13	2.85
555		554.50	559.50	5.00	5.00	1.38	122	0.91	0.71	4.42
555		564.50	572.50	8.00	8.00	1.00	61	0.50	0.85	5.42
557		512.00	516.65	4.65	4.65	2.58	135	0.46	0.48	1.80
559		509.65	513.65	4.00	2.45	3.68	205	0.67	1.01	2.51
562		388.50	394.20	5.70	5.42	4.06	236	1.14	1.74	5.10
562	Incl.	390.50	394.20	3.70	3.52	4.60	260	1.39	1.97	7.55
562		409.50	411.50	2.00	1.90	1.58	80	1.73	0.15	1.62
563		545.00	549.80	4.80	3.68	2.96	169	1.21	0.86	3.32
563		551.00	557.00	6.00	4.60	0.71	122	2.36	0.31	1.38
563		562.40	567.40	5.00	3.83	1.08	89	3.12	0.69	3.85
563		572.60	576.60	4.00	3.06	0.54	54	0.66	0.25	8.65
564		379.50	383.50	4.00	3.94	1.95	128	0.44	0.91	1.62
565		407.00	421.00	14.00	12.60	1.63	100	0.64	0.91	4.56
565	Incl.	417.00	421.00	4.00	3.60	2.06	92	0.76	1.12	6.19
566		544.00	550.00	6.00	4.60	3.61	242	0.37	1.25	0.14
566		552.00	554.00	2.00	1.53	1.44	263	3.13	0.72	4.76
566		558.00	566.00	8.00	6.13	1.56	95	1.75	0.54	3.77
566		566.00	571.00	5.00	3.83	0.77	91	0.38	0.50	4.72
566		576.00	584.00	8.00	6.13	0.95	80	1.29	0.59	5.73
571		404.60	406.50	1.90	1.82	0.40	79	3.13	0.03	0.16
572		556.60	560.60	4.00	3.98	4.92	282	0.69	1.27	2.72
572		560.60	564.30	3.70	3.69	2.93	234	0.73	1.04	0.72
576		402.30	416.30	14.00	13.80	0.43	33	2.13	0.11	14.79
576	Incl.	402.30	406.30	4.00	4.00	0.72	70	2.43	0.27	24.33
578		400.50	406.50	6.00	6.00	1.38	103	3.35	1.10	17.01
578		413.50	417.50	4.00	4.00	0.17	13	1.38	0.04	8.24
580		382.30	387.05	4.75	4.11	3.42	264	1.65	2.21	15.59
580		389.18	391.22	2.04	1.77	0.93	53	1.82	0.30	10.94
591		346.60	346.78	0.18	0.18	0.89	91	3.09	0.57	29.60
592		383.06	385.06	2.00	1.34	1.10	166	3.29	0.41	23.95
596		534.65	542.95	8.30	8.30	2.96	240	0.89	0.91	10.79
596	Incl.	537.65	542.95	5.30	5.30	2.74	239	1.05	1.08	12.49
597		266.05	272.05	6.00	5.91	0.77	39	0.83	0.38	7.94
598		285.85	294.50	8.65	7.71	2.25	122	1.52	0.84	24.27
599		536.40	546.95	10.55	10.55	2.73	210	1.33	1.05	14.32
599	Incl.	538.40	545.40	7.00	7.00	3.07	232	1.48	1.26	16.80
601		281.20	286.90	5.70	5.70	4.35	422	3.03	2.01	20.71
601	Incl.	282.00	286.90	4.90	4.90	4.18	443	3.19	2.17	23.31
601	and	283.00	286.00	3.00	3.00	3.28	470	3.96	1.43	30.06
601		290.10	305.00	14.90	14.90	3.27	223	1.62	1.90	4.52
601	Incl.	291.00	299.00	8.00	8.00	2.78	255	2.07	2.79	5.96
602		329.90	331.60	1.70	1.69	5.41	534	3.59	1.06	12.38
605		278.50	283.50	5.00	4.93	0.72	273	1.70	2.19	9.78
607		542.80	550.80	8.00	7.25	2.54	212	1.16	2.27	8.94
608		527.10	536.02	8.92	8.83	2.03	148	0.85	0.94	7.73
608	Incl.	527.10	533.00	5.90	5.54	2.34	169	1.24	0.90	8.20
608	and	529.00	532.00	3.00	2.82	1.75	167	1.07	0.61	11.87
609		335.00	336.30	1.30	1.22	2.96	139	1.57	1.53	6.90
610		559.80	564.00	4.20	3.95	3.29	242	1.29	1.74	7.13
611		625.85	626.75	0.90	0.81	4.44	320	2.64	1.36	3.35
613		376.95	377.75	0.80	0.77	1.09	141	3.61	1.68	27.80
613		384.80	385.05	0.25	0.24	0.90	560	3.60	3.52	40.80
615		556.10	566.60	10.50	8.81	1.58	172	1.51	2.43	14.17
617		326.00	328.00	2.00	1.99	1.79	151	2.26	0.89	20.48
618		359.50	363.40	3.90	3.87	2.08	146	2.74	1.15	22.58
620		550.90	552.00	1.10	1.08	5.80	174	2.03	0.60	4.71
620		570.68	574.90	4.22	4.16	7.69	1025	1.28	1.74	12.21
623		568.40	577.12	8.72	8.03	2.58	165	1.37	1.01	11.40
624		319.40	323.80	4.40	4.29	2.87	147	0.35	0.65	12.73
626		328.80	333.25	4.45	4.26	3.43	270	0.51	1.29	9.42
628		331.40	350.70	19.30	19.30	11.38	615	1.38	3.79	11.97
628	Incl.	332.40	337.70	5.30	5.30	5.46	504	2.56	3.17	20.46
628	Incl.	345.40	349.40	4.00	4.00	7.85	513	1.33	9.56	14.73
631		430.90	434.95	4.05	3.61	0.56	22	0.13	0.09	1.41
632		395.30	397.30	2.00	1.80	0.94	175	1.24	1.26	2.94
632		400.30	403.30	3.00	2.70	1.22	82	1.17	1.24	3.50
632		425.90	429.90	4.00	3.60	4.13	187	0.43	1.15	2.17
633		382.70	393.60	10.90	10.24	1.34	91	2.80	0.74	15.59
636		371.80	389.80	18.00	16.04	2.80	231	2.71	0.72	27.52
Holes with no significant intersections: 306, 372, 415, 432, 441, 459-464, 465-466, 469-473, 476, 487, 489, 491, 493-494,
497, 499, 501-502, 504-508, 513, 515-516, 518, 520, 521, 523-524, 530, 533, 537-540, 542-543, 545, 547-548, 550-553, 556,
558, 560-561, 567-570, 573-575, 577, 579, 581, 593-595, 600, 603, 604, 606, 612, 614, 616, 619, 621, 622, 625, 627, 629, 630 and 635.
Abandoned holes: 492, 514, 549
Hole in progress: 634

378400 mE
378600 mE
378800 mE
379000 mE
379200 mE
N
New Zone
North Zone
Southwest Zone
Southeast Zone
G9
2011400 mN
2011200 mN
2011000 mN
2010800 mN
2010600 mN
616
620
625
627
623
635
631
633
622
636
621
617
618
629
619
624
630
628
626
634
632
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
San Raphael Fault
Southeast Fault
Gravity Anomaly
Drill Trace with hole bottom & number
Massive Sulphide Thickness
Units: metres
25
10
5
1
0
100
200
metres

CAMPO MORADO - G9

Drill Hole Location Map